EXHIBIT (a)(5)(c)

November 21, 2007

To the Stockholders of Peter Kiewit Sons’, Inc.

Re:  Offer to Exchange Outstanding Shares of Common Stock of Peter Kiewit Sons’, Inc. for Interests in the Peter Kiewit Sons’, Inc. Employee Ownership Plan, dated October 23, 2007 (the “Offer to Exchange”)

Dear Kiewit Stockholder:

Peter Kiewit Sons’, Inc. (the “Company”) has previously provided you with the Offer to Exchange, a related Letter of Transmittal and a Definitive Proxy Statement in connection with the offer (“Offer”) by the Company to its employees and directors and employees of its controlled subsidiaries, to exchange all of the outstanding shares of the Company’s $0.01 par value common stock (“Stock”) held by them for interests to be issued under the Peter Kiewit Sons’, Inc. Employee Ownership Plan.

In response to comments provided by the Securities and Exchange Commission, we are furnishing you with the enclosed information to supplement the information that we previously provided to you.

As specified in the materials previously provided to you, unless extended, the Offer will expire at 12:00 midnight, Eastern time, on November 28, 2007. If you have not yet returned your completed Letter of Transmittal and any required Stock certificates, we recommend that you do so as soon as possible and prior to the expiration of the Offer. If you have already returned your completed Letter of Transmittal and any required Stock certificates, then no further action is required on your part.

If you have any questions concerning the Offer, please direct them to Douglas A. Obermier, the Company’s stock registrar, at Kiewit Plaza, Omaha, Nebraska 68131, phone: (402) 342-2052, fax: (402) 342-2965.

Sincerely,

Kenneth E. Stinson
Chairman of the Board